AI4Sec, Inc

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN UNITED STATES DOLLARS)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
AI4Sec, Inc

Opinion

We have audited the consolidated balance sheet of AI4Sec, Inc and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Cyber Team, S.A.P.I. de C.V., a wholly owned subsidiary, which statements reflect total assets and revenues constituting 99 percent and 99 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Cyber Team, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AI4Sec, Inc as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of AI4Sec, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about AI4Sec, Inc's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020**.**

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of AI4Sec, Inc's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about AI4Sec LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

May 19, 2021
Los Angeles, California

AI4Sec, Inc

CONSOLIDATED BALANCE SHEET

FOR THE YEARS ENDED DECEMBER 31,

	2020	2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,775,036	$ 2,132,963
Trade receivables, net	7,314,445	3,275,437
Other trade receivables	255,592	2,959
Conditional trade receivables	2,397,256	3,262,066
Sundry debtors	117,404	79,580
Recoverable taxes	500,080	196,842
Related parties receivables	-	234,675
Inventories	13,282	7,986
Prepaid expenses	133,808	28,834
Total current assets	13,506,904	9,221,341
Non-current assets:		
Long-term trade receivables	1,776,049	-
Furniture and equipment, net of accumulated depreciation	33,684	149,620
Intangible assets	1,047,143	1,232,572
Permanent investment in shares of associates	-	33,941
Deferred income tax	-	2,931
Total non-current assets	2,856,876	1,419,064
TOTAL ASSETS	$ 16,363,781	$ 10,640,405
LABILITITES AND SHAREHOLDERS' EQUITY		
Short-term:		
Accounts Payable	$ 2,142,172	$ 1,612,857
Loans payable	40,365	4,474,358
Income Tax payable	1,232,104	-
Customers' contracts liability	1,312	-
Other payables and accrued liabilities	4,006,347	3,533,843
Total current liabilities	7,422,298	9,621,058
Long-term liabilities		
SCA SICAV – RAIF Loan	500,000	-
Deferred income tax (Note 13)	16,296	-
Total long-term liabilities	516,296	-
Total liabilities	7,938,595	9,621,058
Shareholders' Equity		
Paid In Capital	5,577,100	1,100
Capital stock	1,600	1,600
Currency translation adjustment	(646,994)	(835)
Earned equity:	-	-
Retained earnings	1,017,483	-
Net income for the year	2,475,998	1,017,483
Total shareholders' equity	8,425,186	1,019,348
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,363,781	10,640,405

See the accompanying notes to the financial statements

	2020	2019
Revenue from sales and services, net	$ 10,846,540	$ 10,456,834
Revenue from developed projects	15,822,686	10,120,494
Revenue, net	26,669,226	20,577,329
Realization costs of projects	(16,201,038)	(15,931,760)
Gross profit	10,468,188	4,645,568
Operating expenses:		
Sales and operative expenses	(2,852,755)	(2,083,899)
Administrative expenses	(3,070,972)	(1,459,264)
Depreciation and amortization	(202,864)	(155,000)
Total operating expenses	(6,126,592)	(3,698,163)
Operating profit	4,341,596	947,405
Net financing cost:		
Interest (expense) income, net	(334,594)	35,333
Other Income	14,890	226,655
Foreign exchange gain – Net	39,365	93,119
Share profit (loss) of an associate company	(49,963)	(28,096)
	(330,303)	327,011
Profit before income tax	4,011,294	1,274,416
Provision for income tax	(1,535,296)	(256,933)
Consolidated net income	2,475,998	1,017,483
Net income attributable to:		
Controlling interest	2,475,998	1,017,483
Non-controlling interest	-	-
	$ 2,475,998	$ 1,017,483

See accompanying notes to the financial statements

	Capital Stock	Additional Paid in Capital	Retained Earnings	Currency translation adjustment	Total
Balance as of January 1, 2019	$ -	$ -	$ -	$ -	$ -
Issuance of Capital Stock	1,100	1,600	-	-	2,700
Net income for the year	-	-	1,017,483	-	1,017,483
Balance as of December 31, 2019	1,100	1,600	1,017,483	-	1,020,183
Additional Paid in Capital	-	5,576,000	-	-	5,576,000
Net income for the year	-	-	2,475,998	-	2,475,998
Currency translation adjustment	-	-	-	(646,994)	(646,994)
Balances as of December 31, 2020	$1,100	5,577,600	$3,493,481	-$646,994	$8,425,186

See accompanying notes to the financial statements

	2020	2019
Operating activities:		
Net Income	$ 2,475,998	$ 1,017,483
Items related to investment activities:		
Depreciation	199,904	155,000
Interest loss (gain)	76,179	(35,333)
Intangible amortization	110,143	-
Participation in results of associate companies	(49,963)	(28,096)
	2,812,262	1,109,054
Resources generated by (used in) operating activities:		
Accounts receivable and others	(6,605,394)	(5,935,556)
Conditional trade receivables	684,363	(1,076,574)
Related parties	221,693	(245,203)
Inventories	(5,738)	(7,986)
Advance payments	(106,569)	(28,834)
Vendors	616,683	1,612,857
Other payables and accrued liabilities	671,147	2,613,740
Accrual for income taxes	1,535,296	256,933
Income tax payment	(407,265)	(259,864)
Net cash flows from operating activities	(583,522)	(1,961,432)
Investment activities:		
Acquisition of furniture and equipment	(108,341)	(304,620)
Acquisition of intangible assets	-	(959,824)
Divestment in associate company Hitachi Systems Security S.A.P.I. de C.V.	-	3,848
Divestment in associate company Scanda Latam, S.A.S	76,892	-
Investment in Cybolt Team	0	-
Net cash flows from investment activities	(31,449)	(1,260,597)
Excess cash to be obtained from financing activities	(614,971)	(3,222,029)
Financing activities:		
Additional Paid In Capital	5,576,000	1,100
Issuance of Capital Stock	-	1,600
Acquisition of a subsidiary, net of cash acquired	-	842,601
Loans obtained from third parties	-	4,474,358
Loans paid to third parties	(3,875,375)	-
Loans obtained from related parties	500,000	-
Interest (paid) collected	(76,179)	35,333
Net cash flows from financing activities	2,124,446	5,354,992
Effect of foreign currency exchange rate changes on cash	(867,401)	-
Increase in cash and cash equivalents	642,074	2,132,963
Cash and cash equivalents at beginning of year	$ 2,132,963	$ -
Cash and cash equivalents at end of year	$ 2,775,036	$ 2,132,963

See the accompanying notes to the financial statements

1. NATURE OF OPERATIONS

AI4Sec, Inc. (the Company), is a holding company, incorporated in Delaware on May 22, 2019. The Company is wholly owned by PURSUIT SCA SICA RAIF.

In January 2020, through an Ordinary General Shareholders' Meeting, the sale of the shares of the formerly shareholder of the Company, Search Services, S.A.P.I. de C.V., was approved to AI4Sec, Inc, considered the new parent entity of the Company based in the United States of America, having 99% of the total shares of the Company effective on this date.

The Company operates as a holding company which wholly owns Cyber Team SPI de CV (Cyber Team or the Group), a Mexican holding company that wholly owns the following entities:

| | | Economic Interest December 31, | |
| | | 2020 | 2019 |
Subsidiary	Activity	(%)	(%)
Cyber Shared Services, S.A.P.I. de C.V. (CSS)	Provision of administrative, commercial, finance and human resources services	99.99	99.99
Información Segura, S.A. de C.V. (ARAME)	Integration of information technologies and private security for systems	99.99	99.99
Novitech, S.A. de C.V. (NTECH)	Consulting and integration of computing and IT solutions in general	99.99	99.99
Cybolt Managed Services, S.A. de C.V. (Formerly Transacciones Confiables, S.A. de C.V. – CMS)	Integrated IT solutions	99.99	99.99

Main Activity

The main activity of the Company is to promote the incorporation of all kinds of civil or commercial companies, and subscribe part or all of their equity, as well as the acquisition of shares, partnership parts or participate in any other way in existing companies, national or foreign, as well as the acquisition, sale, transfer, concession and exploitation by any title or legal concept, all kinds of national or foreign technology, as well as all kinds of patents, trademarks, trade names, franchises and inventions, and author rights.

Likewise, the operation of the Company through its subsidiaries is the provision of advisory services, commercialization and integration of computer solutions, video surveillance, identity, biometrics, development of systems and software, installation, maintenance and integration of private security for systems, as well as the implementation of logical physical private security solutions, development of methodologies and work practices, acting as a vendor of remote private security services, among other activities.

Outstanding Operations

The most recently discovered coronavirus (COVID-19), although it was reported to already exist in December 2019, the impact actually intensified in 2020. On January 30, 2020, the World Health Organization declared that COVID-19 It was a public health emergency and officially declared it as a global pandemic on March 1, 2020 (classified as a health emergency by the Mexican Government on March 30, 2020, as published in the Official Federative Gazette (DOF for its acronym in Spanish).

The impact of the COVID-19 pandemic is uneven but serious in all economic sectors. One of the main effects is the disruption of economic growth around the world that can even turn into a global recession. Therefore, no company is immune from the influence of this pandemic. The effects of COVID-19 on economic activity in Mexico are already occurring and are affecting the various aspects of business entities.

As an independent legal entity, the Company was not affected by the pandemic; However, its subsidiary companies, according to an analysis carried out by the management of all the subsidiaries, had the following effects, among others:

Open contracts for the provision of services were postponed at the beginning of the pandemic for two months; however, as the pandemic occurs at the third quarter of 2020, the needs for a more robust and efficient cybersecurity due to the increase of internet transactions, the services provided by the Group were increasingly required, which is why revenues increased compared to 2019 in 48%.

The main actions implemented by the Company's management to reduce the impacts of the pandemic are the following:

In ARAME, NTECH, CSS, and CMS, agreements were reached to reduce costs and expenses with technology service providers and lessors that had a marginal impact on the results at least while the health contingency due to COVID-19.

Likewise, complementary measures were implemented to make spending more efficient by having savings in representation expenses for developing new technologies and new software, and costs for seminars, new business opportunities costs, conventions and annual events budgeted were diminished in comparison to the 2019 forecast.

The Group has contracts to fulfill for the following months and it is considered that this contingency did not affect the Group's ongoing business, it should be noted that the budgeted flows were not reduced in the short term at the time of reactivation of the economy in Mexico.

In early 2020, through its subsidiary CSS, the Company acquired the non-controlling interest that until that date was owned by the previous shareholders; for that reason, in these consolidated financial statements the non-controlling interest that had been recognized until December 31, 2019 was recognized as an adoption effect in the consolidated financial statements figures for 2019.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2020. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the capacity to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

- Power over the investee (i.e., existing rights that give it the current capacity to direct the relevant activities of the investee)

- Exposure, or rights, to variable returns from its involvement with the investee

- The capacity to use its power over the investee to affect its returns

Generally, there is a presumption that a greater part of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

- Contractual arrangement(s) with the other voting holders of the investee

- Rights stemming from other contractual arrangements

- Company's voting rights and possible voting rights

The Company re-assesses as to whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, revenue and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment held is recognized at fair value.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions adopted are based on experience and other relevant factors considering the ongoing business and are continually reviewed using available information. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company subsidiaries' cash and cash equivalents are primarily held in Mexican financial institutions. The Company's corporate cash and cash equivalents are held in Mexican and US financial institutions. The Company's cash and cash equivalents, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the past due receivables greater than 61 days amounted to $ 93,348 and $ 220,132, respectively, which was covered by the allowance for uncollectible receivables as of December 31, 2020 and 2019, respectively.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Trade receivables, including contract assets – Note 5

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Cpmany does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

The Company has not created an ECL on the fact that the financial assets are current within the established payment terms.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Inventories

Inventories are recorded at cost or at the lower of net realizable value. The cost is determined by the acquisition cost method. For the allocation of the unit cost of the inventories, the identified costs formula is used, since, as they are segregated for specific projects, they are allocated using the specific identification of their individual costs. When the projects are completed, their carrying amounts are recognized as project costs in the period in which the related income is recognized.

Prepaid expenses

Advances of goods and services to be acquired or to be received have not yet transferred the corresponding inherent benefits and risks. They are presented as advance payments considering the probable future economic benefit associated to such disbursements. At the time of receiving the goods or services, the amount of advances is recognized as an expense in the consolidated statement of income for the period, or as an asset when the certainty exists that the goods acquired or services received will generate future economic benefits. In the event that a loss from impairment is determined in the value of the advances, such impairment is applied to net income. Such advances are presented classified as a current asset when the period by which it is expected to obtain its economic benefits is equal or lower than one year and non-current if the expected benefit is greater than one year.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

	Useful Life
Machinery	10 years
Furniture and equipment	10 years
Transportation equipment	4 years
Computer Equipment	3.3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Trademark Rights, Customer List and Non-Compete Agreement

Trademark rights, the customer list, and the non-compete agreement are capitalized when they can be reliably quantified, are expected to produce future economic benefits, and control of those benefits is maintained, and initially recognized at their acquisition cost.

Intangible assets are amortized using the straight-line method and based on their estimated useful life during the life of the contract signed for five years.

The costs of intangible assets with indefinite life are not subject to amortization.

Impairment tests are carried out on an annual basis on intangible assets whose life is indefinite, even when they are not available for use, as well as on those intangibles with a defined life whose amortization period exceeds twenty years from the date on which they were available for use.

During years ended December 31, 2020 and 2019, respectively, no impairment losses were recognized for intangible assets.

The Company conducts annual tests to determine if goodwill has suffered any impairment. The recoverable value of the Cash-Generating Units (CGU) has been determined based on their value in use, determined through estimates.

The recoverable value of each cash-generating unit was determined based on a calculation of value-in-use using cash flow projections based on financial budgets approved by management and covering a period of five years. Budgeted cash flows have been updated to reflect lower demand for products.

Cash flows beyond the five-year period were extrapolated using a 15% growth rate similar to the longterm average growth rate for the industry in which the Group operates. The Group's growth rate was higher than the average growth rate of the industry in which the Group operates. Group's management considers that this growth rate is justified by the acquisition of NTECH and ARAME. As a result of this analysis, management did not identify an impairment of the cash-generating unit.

Investments in associates' shares

Permanent investments in companies in which there is significant influence are initially recognized based on the net fair value of the identifiable assets and liabilities of said companies at the acquisition date.

Alternatively, the investment in associates is adjusted after the initial recognition, by the corresponding portion of both the net profits or losses of the associate, as well as by the distribution of profits or capital reimbursements in the same way. When the fair value of the consideration paid is greater than the value of the investment in the associate, the difference corresponds to goodwill which is presented as part of the same investment. When the fair value of the consideration paid is less than the value of the investment, the latter is adjusted to the fair value of the consideration paid. In the event of indications of impairment, investments in associates are subjected to impairment tests.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Income tax incurred in the year is presented as a short-term liability net of the prepayments made during the year. The tax incurred is recognized as an expense in profit or loss, except to the extent that it stemmed from a transaction or event that is recognized off profit or loss, either in other comprehensive income or directly in an equity item.

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss,

- In respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

- When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss,

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Concentration of Credit Risk

Concentrations arise when a number of counterparts are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions.

Concentrations indicate the relative sensitivity of the Company's performance to developments affecting a particular industry.

To avoid excessive concentrations of risk, the Company's policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Company to manage risk concentrations at both the relationship and industry levels.

The credit risk in accounts receivable is mitigated by the fact the Company has a broad customer base geographically diverse. The Company continuously monitors its customer trade accounts and it requires no collateral to guarantee collection of its receivables. However, in the event that the Company's collection cycles deteriorate significantly, its financial performance could be adversely affected.

Employee benefits

Even though the company has its own employees, it subcontracts personnel services with non-related companies, recognizing pursuant to Mexican Federal Labor Law ("LFT"), a seniority premium when they retire after 15 years of service or at the time of their separation, disability, or death. The accounting standard that establishes the rules for the valuation and recording of the liabilities generated by other remuneration at the end of the employment relationship is

IAS 19, *Employee benefits (amended 2011)*, outlines the accounting requirements for employee benefits, including short-term benefits (e.g. wages and salaries, annual leave), post-employment benefits such as retirement benefits, other long-term benefits (e.g. long service leave) and termination benefits.

Considering the effects of the adoption of IAS 19 as not significant, the company has carried out a conventional calculation in accordance with LFT as of December 31, 2020 and 2019, determining an obligation based on the seniority premiums accrued in both years that, depending on the number of workers, their seniority and the benefits granted figure is not relevant for that purpose.

Provisions, commitments, and contingencies

Provisions, commitments, can contingencies are recognized when there is a present obligation stemming from a past event, which is likely to result in an outflow of economic resources and my be reasonably estimated.

Liabilities are recognized when:

    i.   A present obligation exists (legal or assumed) stemming from a past event.

    ii.   It is probably that the outflow of economic is required as a tool to settle an obligation.

    iii.   The obligation may be reasonably estimate.

Provisions for contingencies are recognized only when the outflow of resources is probably for their extinction. Likewise, the commitments are only recognized when they generate a loss.

The company recognizes a contingent asset at the time the gain is realized.

Foreign Currency

The company's consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, *Revenue From Contracts with Customers*, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company makes judgments regarding the timing in which revenue must be recognized based on the contracts entered into, the average time of service provision and the percentage of write-offs. In the process of applying the Company's accounting policies, management has made the following judgments, which have had the most significant effects on the amounts recognized in the consolidated financial statements:

    Identification of performance obligations

The provision of the service in a continuous, unvarying and regular manner is considered a single performance obligation of the Company towards its customers.

Determine the deadlines for the fulfillment of service

The Company concluded that revenue from services should be recognized over time since the customer simultaneously receives and consumes the benefits provided.

Agent or principal consideration

Revenue stemming from contracts with customers is recognized when control of the services is transferred to the customer for an amount that is consistent with the consideration to which the Company expects to be entitled in exchange for that service. In general terms, the Company has concluded that it acts as the principal in its income contracts.

Effects of converting functional currency

In 2019 the effects of converting the functional currency of Scanda Latam S.A.S. (associate company of ARME) to its reporting currency (Mexican Pesos) in accordance with ASI 21, *The effects of changes in foreign exchange rates,* remaining the corresponding conversation rate effect in its equity, considered in ARAME's equity method for its investment in that associate.

As of December 31, 2020, Scanda Latam. S.A.S., associate company of ARAME, was split-off resulting from the situation detail in the notes below to the accompanying consolidated financial statements. For that reason, ARAME has cancelled its investment in that associate and recognized in its results the corresponding amount, pursuant to IAS 28, *Investments in associates and joint ventures.*

Cost of sales

Costs for contracts with customers are recognized in the consolidated net profit or loss as the control of services agreed with customers is transferred and, therefore, the obligations to be fulfilled are satisfied. Prior to their recognition in net profit or loss, costs for contracts are recognized in accordance to the following:

- The incremental costs for obtaining a contract are recognized as an asset (asset from contracts with customers) if they are considered recoverable; otherwise, these costs are recognized in net profit or loss at the time of incurrence.

- Costs to fulfill a contract and those that are not within the scope of other FRS are recognized as an asset (asset from contracts with customers), as long as these costs contain all the following requirements: (i) they relate directly to a contract that the Group can specifically identify, (ii) generate or improve Group resources that will be used to satisfy (or to continue satisfying) obligations to be fulfilled in the future in the current contract, (iii) are recoverable and , (iv) can be quantified in a reliable manner.

Impairment is recognized in profit or loss when the carrying amount of a contract asset recognized by incremental costs or costs to fulfill a contract exceeds:

- The pending amount to recognize as income in exchange for the services with which the asset relates, less

- Costs directly related to the delivery of those services that have not yet been recognized as expenses

Leases

A single accounting recognition lease model is recognized by the less and requires that in the consolidated financial statements the assets and liabilities for al leases with a duration of more than 12 months be recognized, unless the underlying asset be of low value, regardless of whether the lease indicates that it is financial or operating.

It is required to recognize a right-of-use asset, which represents the right to use the underlying leased asset and a lease liability that represents the obligation to face the lease payments. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The company assesses at the beginning of a contract, whether it contains a lease. To determine if a contract contains a lease, the following are evaluated:

- There is an identifiable asset or assets in the contract,

- Substantially all the economic benefits of the use of the asset are obtained throughout the entire period of use; and

- The use of the asset is directed

The non-cancelable period of the contract (term of the lease) is also evaluated based on the following:

- If there is reasonable certainty that the lessee will extend the term; and

- If there is reasonable certainly that the lessee will not extend the term.

To determine the discount rate to be used to record the lease liability at the beginning of each contract at the present value of future payments, these are discounted using any of the following interest rates:

The rate implicit in the lease ("TIIA") – only for leases having the characteristics of financial lease, which is when there is a transfer of substantially all the risks and rewards of ownership of the underlying asset from the lessor to the lessee;

Incremental lessee financing interest rate ("TIIFA") – only applies to leases having the characteristics of operating lease; which is when there is not a substantial transfer of all the risks and rewards of ownership fo the underlying asset; and

The risk-free interest rate ("TILR") – only applies to lease contracts having the characteristics of operating lease and it is impractical to apply the TIIFA.

The company had decided not to recognize the right-of-use fixed assets' asset and leas liabilities for leases of low-value assets and short-term leases, mainly the lease contract that the company maintains for rental of corporate offices, where the obligations and benefits substantially remain with the lessor. The company recognizes lease payments associated with these leases as a straight-line expense during the term of the lease, which are as follows:

LEASED ASSETS:	Subsidiary	Amount	Expiration Date
Parque Chapultepec headquarters	ARAME	$ 38,581	12/31/2021
	CSS		
	CMS		
Miguel Laurent's corporate office	ARAME	57,243	12/31/2021
San Pedro Garza Garcia's corporate office	ARAME	24,984	12/31/2021
Mariano Escobedo's administrative office	NTECH	31,761	12/31/2021
		$ 152,569	

Rent expense was in the amount of $ 140,782 and $116, as of December 31, 2020 and December 31, 2019, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   ACQUISITIONS AND DIVESTITURES

As of December 31, 2020, the company has not acquired any business. In 2019, the company made the following business acquisitions:

(i) In July 2019 and November 2019, Cybolt Team acquired 99.99% of the voting shares of the capital stock of NTECH and ARAME, respectively, non-public companies located in Mexico City. Both companies will have a presence in the information technology market.

The purchase price of the shares was $ 472,146 for NTECH and $ 776,901 for ARAME, which were paid in July 2019 and November 2019, respectively. The valuation method for the acquisition of businesses used was the purchase method.

As of December 31, 2019, the company has identified and substantially measured the fair value of all assets and liabilities related to the acquisition of the aforementioned businesses.

The fair value of the net assets and liabilities identified at the acquisition date and shown below could be modified once the allocation period has concluded:

	Fair value recognized in acquisition		
	NTECH	**ARAME**	**Total**
Cash and Cash Equivalents	$ 42,272	$ 378,882	$ 421,153
Customers	500,518	4,067,716	4,568,234
Inventories	427,088	-	427,088
Other assets	99,280	1,272,059	1,371,338
Furniture and Equipment	128,887	79,643	208,529
Accounts Payable to vendors	(250,035)	(1,855,451)	(2,105,486)
Accrued expenses	(282,836)	(3,743,768)	(4,026,605)
Net assets acquired at fair value, including cash acquired	665,173	199,080	864,252
Excess of the value of the shares originated in the acquisition	-	577,821	577,821
Acquisition at a bargain price, recognized in profit or loss (Note___)	(193,027)	-	(193,027)
Consideration transferred in cash	472,146	776,901	1,249,047
Net Assets Acquired:			
Non-Controlling interest (0.01%)	$ -	$ -	$ -
Controlling interest (99.99%)	665,173	199,080	864,252
	$ 665,173	$ 199,080	$ 864,252
Goodwill:			
Non-Controlling interest (0.01%)	$ -	$ -	$ -
Controlling interest (99.99%)	-	577,821	577,821
	$ -	$ 577,821	$ 577,821

Goodwill generated in the acquisitions was allocated to the cash-generating unit "Information Technologies and Private Security". The company expects to recover the amount recorded as goodwill through synergies related to the ability to enter into contracts for the provision of services. According to the Tax Directive, goodwill is not expected to have significant ta effects.

	Cash flow on acquisition		
	NTECH	**ARAME**	**Total**
Net Assets Acquired			
Net cash acquired with the subsidiary	$ 42,272	$ 378,882	$ 421,153
Cash paid	472,146	776,901	1,249,047
	$ 429,875	$ 398,019	$ 827,894

The net assets recognized in the December 31, 2019 financial statements were based on a provisional assessment of their fair value while the company sought an independent valuation for furniture and equipment owned by the subsidiaries. Due to the type of assets acquired, the company's management considers that it is not necessary to carry-out a valuation to determine the fair value of the assets acquired.

Contingent Consideration

As part of the purchase contract with the previous owners NTECH and ARAME, a contingent consideration was agreed upon. The previous owners of the acquired businesses will receive additional payments according to the following:

- If they generate certain levels of pre-tax profits no later than December 31, 2020, additional cash flows to those already paid at the acquisition date.
- The company commits for the payment of the acquisitions of ARAME and NTECH businesses, and several assets necessary for CMS operations for a determinable amount according to a predefined formula that is estimated at $ 5,162,907 of which around $ 3,508,772 will be paid in 2021 according to the profit for the year 2020 and the rest in 2022, if the expected direct marginal contribution of the next three years is reached according to what has been agreed upon in the corresponding acquisition contracts.

1) On December 31, 2019, the company acquired 99.99% of the shares of CMS through a consideration paid in cash for $4,244; therefore as for the date of the consolidated financial statements, the company directly acquired control of CMS, thus becoming the company's subsidiary.

The aforementioned acquisition is recognized through the purchase method, which requires an evaluation to be made between the amount of the consideration paid and the value assigned to identifiable assets and liabilities assumed of the acquired business.

The fair value of assets acquired, and liabilities assumed at the acquisition date are shown below:

	Fair Values
Cash and cash equivalents	$ 14,168
Other trade receivables	7,485
Recoverable taxes	18,053
Trade payables	(25)
Accumulated liabilities	(4,036)
Net assets acquired	$ 35,645

The amounts recognized in the acquisition are the following:

	2019
Consideration paid	$ 4,244
Fair value of the net assets acquired at the acquisition date	35,645
Acquisition at a bargain price, recognized in other income caption	$ (31,400)

Given that the consideration is less than the value assigned to the identifiable assets and liabilities assumed of the acquired business, the net assets of the acquired business are valued at a higher value than the consideration, for which such amount is recognized as gain on business purchase in the consolidated statement of income.

The investment in shares of associated companies as of December 31, 2020 and 2019 are integrated as shown below:

Associate	Main Activity	Country	Shareholding participation ratio and voting power	
			2020	2019
Hitachi systems Security Mexico, S.A.P.I de C.V.	IT security services	Mexico	40%	40%
Scanda Latam, S.A.S	Software and hardware marketing	Colombia	0%	15%

The company's participation in shareholders' equity and results of the associates is detailed below:

	2020				
Associate	Equity in Participation		Net Income Participation		
	Total	Participation	Total	Participation	
Hitachi Systems Security Mexico, S.A.P.I. de C.V. (HITACHI)	$ (170,536)	$ (68,214)	$ (72,809)	$ (29,123)	
HITACHI's valuation reserve (a)	-	68,214	-	29,123	
Scanda Latam, S.A.S.	(4,062,736)	(1,015,684)	(199,851)	(49,963)	
Dilution by spin-off (b)	-	1,015,684	-	49,963	
Investment in associates, net	$ (4,233,272)	$ -	$ (272,660)	$ -	

	2019				
Associate	Equity in Participation		Net Income Participation		
	Total	Participation	Total	Participation	
Hitachi Systems Security Mexico, S.A.P.I. de C.V. (HITACHI)	$ (72,849)	$ (29,139)	$ (178,784)	$ (71,513)	
HITACHI's valuation reserve (a)	-	29,139	-	71,513	
Scanda Latam, S.A.S.	96,990	24,247	(112,382)	(28,096)	
Investment in associates, net	$ 24,141	$ 24,247	$ (291,166)	$ (28,096)	

a) Hitachi has incurred losses, for which it has a deficit equity, thus the company has recorded a reserve of the full amount of its investment.

b) On December 29, 2020, the company's shareholders approved the spin-off of Scanda Latam, S.A.S. As a result of the foregoing, Scanda spun-off assets totaling $ 2,070,733, liabilities totaling $ 2,916,143, deficit in equity and accumulates losses of $845,410 and $ 3,541,840, respectively, as well as the corresponding portion of its tax balances. As a result of the foregoing, the company through its subsidiary ARME is going to be an associate of the new entity names Cybolt Latam, S.A.S., also established in Columbia.

A summary of the results of the spin-off as of December 29, 2020 are as follows:

December 29, 2020 results of spin off	Scanda Latam, S.A.S.		Cybolt Latam S.A.S.
	Balance prior to spin-off	Balances after spin-off	Spin-off Entity
Assets			
Cash and cash equivalents	$ 1,815,905	$ 1,766,471	$ 49,434
Customers	2,683,475	1,501,748	1,181,727
Recoverable taxes	1,947,039	1,142,096	804,943
Furniture and equipment, net	42,403	13,035	29,368
Accrued expenses	21,042	15,781	5,260
TOTAL ASSETS	$ 6,509,864	$ 4,439,131	$ 2,070,733
Liabilities			
Financial debt	$ 4,444,849	$ 2,911,456	$ 1,533,393
Vendors	1,496,769	965,298	531,471
Trade payables and others	1,746,656	1,274,272	472,385
Payable taxes	315,777	155,760	160,017
Accrued liabilities	294,254	176,748	117,506
Employee benefits	117,521	16,150	101,371
TOTAL LIABILITIES	8,415,826	5,499,683	2,916,143
Shareholder's equity			
Capital stock	1,727,568	1,295,676	431,892
Capital surplus	11,164,703	8,336,921	2,827,782
Accumulated losses	(12,448,680)	(8,906,839)	(3,541,840)
Net loss for the year	(2,349,554)	(1,786,310)	(563,244)
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	(1,905,962)	(1,060,552)	(845,410)
TOTL LIABILITITES AND SHAREHOLDER'S EQUITY	6,509,864	$ 4,439,131	$ 2,070,733

4.   CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance as of December 31, 2020 and 2019, is mainly comprised of bank deposits, accounts in foreign currency and temporary investments at sight, all of high liquidity and subject to non-significant value-change risks. The integration of such balances is shown below:

	2020	**2019**
Local currency banks	$ 117	$ 4,379
Foreign currency banks	1,266,107	1,972,827
Investments at sight	1,508,813	155,757
	$ 2,775,036	$ 2,132,963

5.   TRADE RECEIVABLES, NET

As of December 31, 2020 and 2019, the services contract and trade receivables and the associated allowance for bad debts consisted of:

As of year ended December 31,		2020		2019
Live Automatic Civil Identification Systems	$	4,354,860	$	622,842
Security architechutre		1,780,551		1,692,790
Identity's verification and protection (a)		426,065		1,741,155
Risk management and compliance		344,781		386,923
Computing Solutions		314,590		338,712
Strong authentication		61,568		96,731
Managed security services		-		48,365
Others (b)		276,165		532,020
Total	$	7,558,579	$	5,459,538
Less: Allowance for expected credit losses		(244,135)		-
Net Balance	$	7,314,445	$	5,459,538

(a) Corresponds to the account receivable from Scontinuidad Latam, S.A. de CV, with respect to the provision of licensing services to end-point users and the installation, configuration and development of works for the development of a biometric enrollment system, and development and integration of apps under the technical specifications of tender number LA-006HAN001-E75-2019 with Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, held on February 24, 2020.

The conditions of the consideration to be received by NTECH is to conclude the project during 2020, and Scontinuidad Latam is obligated to pay the entire debt to NTECH within a period of no more than 4 years.

NTECH recognizes such long-term receivables, discounted from the present value of estimated future cash payments or collections over the expected life of the modified or renegotiated financial asset that are discounted at the interest rate original effective value of the financial asset.

Consequently, as of December 31, 2020, the net present value of this account receivable amounts to $1,775,933 discounted at an annual rate of 8%, with an implicit interest of $279,205 recognized in the results for the year.

(b) As of December 31, 2020 and 2019, the conditional trade receivables correspond to the customer Gobierno del Estado de Puebla of $250,627 and $ 265,252, respectively ("Centros de Reinserción Social video-surveillance project") and services in process to be finished for $ 2,146,473 in 2020, and Banco Mercantil del Norte, S.A. and Instituto del Fondo Nacional de la Vivienda para los Trabajadores ("Technology and Equipment of the Multimodal Biometric System" project) for $ 530,595 and $ 545,705 in 2019, respectively.

The classification of based-contract trade receivables aging as of the date of the consolidated statements of financial position are shown below:

As of year ended December 31,	2020	2019
Current	$ 6,608,155	$ 4,541,812
Expired until 30 days	539,689	555,261
Expired 30 to 61 days	73,253	142,333
Expired more than 60 days	93,348	220,132
	$ 7,314,446	$ 5,459,538

The projects developed by the Group as of December 31, 2020 and 2019 are as shown below:

	For the Year Ended December 31, 2020		
	Sales and Services	Executed Projects	Total
Identity's verification and protection (IPV)	$ 4,190,682	$ 1,515,961	$ 5,706,643
Project to strengthen endpoint security	3,850,017	1,335,962	5,185,979
Instituto Nacional de Migracion	-	3,845,050	3,845,050
Scotinuidad Latam, S.A. de C.V	-	2,713,987	2,713,987
Risk Management and Compliance	1,970,261	18,626	1,988,887
Instituto del Fondo Nacional de la Vivieda para los Trabajadores	-	1,437,667	1,437,667
Chihuahua State Government	-	1,293,778	1,293,778
Nuevo Leon State Government	-	949,018	949,018
Security architecture	621,940	101,701	723,641
Strong authentication	76,053	276,431	352,485
Managed security services	137,587	163,914	301,501
Accrued projects not billed	-	304,477	304,477
Projects carried-out with other customers	-	1,866,113	1,866,113
Total	$ 10,846,540	$ 15,822,686	$ 26,669,226

| | For the Year Ended December 31, 2019 | | |
	Sales and Services	Executed Projects	Total
Identity's verification and protection (IPV)	$ 4,281,808	$ 1,313,677	$ 5,595,485
Security architecture	4,360,487	1,039,975	5,400,462
Projects with SMEs	308,583	1,398,102	1,706,685
Instituto Nacional de Migracion	-	1,606,819	1,606,819
Risk Management and Compliance	416,444	836,541	1,252,985
Porjects to strengthen endpoint security	795,850	372,506	1,168,356
Nuevo Leon State Government	-	708,153	708,153
Banco Mercantil del Norte, S. A.	-	691,921	691,921
Instituto del Fondo Nacional de la Vivieda para los Trabajadores	-	639,486	639,486
Strong authentication	293,663	35,846	329,509
Managed security services	-	268,909	268,909
Accrued projects not billed	-	1,076,574	1,076,574
Projects carried-out with other customers	-	131,985	131,985
	$ 10,456,834	$ 10,120,494	$ 20,577,329

The analysis of movements in the allowance for expected credit losses is as follows:

As of year ended December 31,	2020	2019
Credit losses opening balances	$ -	$ -
Remeasurement of expected credit loss at the beginning of the year	-	-
Adjusted credit losses balance	-	-
Year movements	244,135	-
Applications	-	-
Ending Balance	$ 244,135	$ -

As of December 31, 2020 and 2019, none of the company's customers contributed more than 10% of their income individually or in the aggregate.

6. RELATED PARTIES

The main balances with related parties as of December 31, 2020 and 2019 consist of the following:

As of year ended December 31,	2020		2019	
Accounts receivable:				
Hitachi Systems Security Mexico, S.A.P.I de C.V.	$	-	$	147,494
Search Services, S.A.P.I. de C.V		-		79,621
Scanda Latam, S.A.S.		-		7,561
	$	-	$	234,675

During the years ended December 21, 2020 and 2019, the following transactions that give rise to accounts receivable and payable with related parties were carried out as follows:

As of year ended December 31,	2020		2019	
Costs and expenses for:				
Administrative services	$	262,846	$	131,697
Other		-		2,018
	$	262,846	$	133,715

As of December 31, 2019, the receivable and payable balances that ARAME had with its related parties, prior to joining the company, were settled; those companies will continue to grant and receive goods and services after the end of 2019.

7.   FURNITURE AND EQUIPMENT, NET

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of year end December 31,	2020		2019	
Cost:				
Machinery	$	20,665	$	21,871
Furniture and equipment		105,680		103,891
Transportation equipment		16,135		12,946
Computer Equipment		452,940		450,842
Total	$	595,420	$	589,551

As of year end December 31,	2020		2019	
Accumulated Deprection:				
Machinery	$	20,665	$	9,500
Furniture and equipment		86,923		41,928
Transportation equipment		11,019		6,676
Computer Equipment		443,130		385,418
Total	$	561,738	$	443,523

Below is a summary of the movements of property and equipment:

	2019	Additions	Retirements	Exchange rate adjustment	2020
Machinery	$ 21,871	$ -	$ -		$ 21,871
Furniture and equipment	103,891	7,956	-		111,847
Transportation equipment	12,946	4,130	-		17,077
Computer Equipment	450,842	28,529	-		479,371
Subtotal	589,551	40,615	-		630,166
Currency translation adjustment				(1,964)	(1,964)
Accumulated depreciation	(439,968)	74,041	(228,591)		(594,518)
Property and equipment, net	149,582	114,656	(228,591)	(1,964)	33,684

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $92,721 and $155,000 respectively.

8. INTANGIBLE ASSETS AND GOODWILL

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

	2020	2019
With defined useful life:		
Trademark rights, customer list and non-compete agreement (1)	$ 579,069	$ 612,977
Less: Amortization	(107,183)	-
Net balance	471,885.69	612,976.89
With indefinite useful life:		
Goodwill	559,248	591,996
Currency translation adjustment	18,969	27,600
Total	$ 1,050,103	$ 1,232,572

Amortization of the defined useful life assets charged to the results of 2020 amounted to $107,183.

(1) Trademark rights, customer list and non-compete agreement are described as:

- Red sin Riesgo, S.A. de C.V., Tecnologia en Sistemas, XXI, S.A. de C.V. and Mr. Alberto Urquiza Quiroz undertake for a period of five years not to compete directly or indirectly in businesses that are engaged in commercial activities of the same line of business as the company; they also undertake not to acquire shares, partnership parts of companies whose corporate purpose consists of the same commercial activities of the company.

- Exclusivity of the provision of professional services by company Red sin Riesgo, S.A. de C.V. to ARME

−   The exclusivity contract and non-compete agreement is limited to the list of customers assigned to Cyber Team S.A.P.I. de C.V.

(2)   Goodwill was generated by the acquisition of NTECH and ARME, which is detailed in Note 3 above.

For the impairment testing goodwill acquired through business combinations is allocated to the "Information Technologies and Private Security" CGUs, which are also an operating and reportable segment.

9. VENDOR PAYABLES, OTHER PAYABLES AND ACCUMULATED LIABILITIES

As of December 31, 2020 and 2019, this Vendors payable consists of:

As of December 31,	2020	2019
Goods and services	$ 2,140,182	$ 1,612,161
Minor services	-	286
	$ 2,140,182	$ 1,612,446

As of December 31, 2020 and 2019, other payables and accumulated liabilities consists of:

As of December 31,	2020	2019
Accumulated liabiliities	$ 1,324,993	$ 3,016,093
Other trade payables	12,832	233,977
Sundry creditors	1,598,513	5,868
Transferred Value-Added Tax not collected	1,069,748	32,080
	$ 4,006,086	$ 3,288,018

10. LOANS PAYABLE

As of December 31, 2020 and 2019, this caption is integrated as shown below:

As of December 31,	2020	2019
Extral, S.A. de C.V	$ -	$ 1,114,058
David Penaloza Sandoval	23,373	1,114,058
Sergio Ciklik Sneider	-	1,114,058
Alejandro Joaquin Marti Garcia	-	1,114,058
Total (a)	$ 23,373	$ 4,456,233

(a)   Corresponds to loans obtained from third parties, in which there is no agreed interest rate, without guarantee, with penalty clauses for early payment. They will be applied to the purchase of shares in other companies and to the development of the CYBOLT trademark.

Through an extraordinary shareholders' meeting held on December 31, 2020, it was resolved that those contributions be capitalized through the conversion of the debt to capital stock and additional paid in capital.

11. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,900,900 shares of common shares with par value of $0.001. As of December 31, 2020, and December 31, 2019, 1,600,000 common shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 600,000 preferred series A shares, with $0.001 par value, 500,000 preferred series B shares with $0.001 par value, and 500,000 preferred series C shares with $0.001 par value. As of December 31, 2020, and December 31, 2019, no preferred series shares have been issued or outstanding.

Legal reserve

In accordance with Mexican General Corporate Law ("LGSM") at least 5% of each year's profit must be set aside to increase the legal reserve until it reaches an amount equivalent to 20% of capital stock. As of December 31, 2020 and 2019, the legal reserve has not been set up. The balance of the legal reserve is not subject to distribution to the shareholders during the company's existence, except for dividend shares.

Capital stock reduction

For Cyber Team, in the event of a capital stock reduction, the reimbursement to the shareholders that exceed the amount of the updated contributions pursuant to procedures established by Mexican Income Tax Law shall be subject to a tax payment at the prevailing tax rate at the date of the reduction.

Up to December 31, 2013, Mexican Income Tax Law states that dividends stemming from profits that have complied with the income tax payment shall not be subject to the payment of such tax, for that purpose, tax profits shall be controlled through the Net Tax Profit Account ("CUFIN"). The amount distributed exceeding the balance of CUFIN shall be subject to income tax payment in terms of current legislation at the date of the dividend distribution.

In conjunction with the Mexican Taxation Reform, dividends paid on generated profits generated by January 1, 2016, shall be subject to a 10% withholding tax rate, whether they are generated by CUFIN or profits that have not complied with the tax payment.

According the Mexican Income Tax Law, the company and its subsidiaries must control in an account denominated as Equity Contribution Account ("CUCA") those capital stock contributions and net premiums (paid-in) for the subscription of shares made by the shareholders, as well as capital reductions made. Such account shall be updated for inflation in Mexico since the dates of the contributions and capital reductions.

According to Mexican Income Tax Law, the amount of the capital stock reduction shall not be subject to the tax payment when it does not exceed CUCA; alternatively, when it does exceed CUCA, the difference must be considered as a profit distribution and the tax shall be incurred at the prevailing tax rate on the date of such reduction, borne by the company and its subsidiaries.

As of December 31, 2020 and 2019, the fiscal balances are:

	2020	2019
CUCA	$ 5,297,658	$ 5,569
CUFIN	$ -	$ -

12. OTHER INCOME/EXPENSES

a) Finance costs

	2020	2019
Finance (expense) income	$ (334,594)	$ 35,333
Foreign exchange gain	39,365	93,119
	(295,230)	128,452
Other income:		
Bargain price for NTECH acquisition	-	195,246
Bargain price for CMS acquisition	-	31,409
Others	14,890	-
Total financing costs	$ (280,340)	$ 355,106

b) Depreciation, amortization, foreign exchange differences and costs of inventories included in the consolidated statement of income

	2020	2019
Included in cost of projects:		
Depreciation of fixed assets	$ 29,986	$ 23,250
Foreign exchange gain	21,651	60,527
Included in operationg expenses:		
Depreciation of fixed assets	$ 169,919	$ 131,750
Amortization of intangible assets	107,183	-
Foreign exchange gain	17,714	32,592

c) Sales and operating expenses

	2020		2019
Salaries and wages	$ 133,612	$	146,711
Subcontracted payroll expense	736,405		498,689
Fees paid	339,949		213,834
Travel expenses	71,319		52,097
Lease expenses	140,782		116,687
Allowance for doubtful accounts	225,956		-
Amortization	107,183		-
Others	1,097,549		1,055,880
Total operating expenses	$ 2,852,755	$	2,083,899

d) Administrative expenses

	2020		2019
Technology expenses	$ 689,561	$	479,887
Salaries and wages	312,700		264,656
Subcontracted payroll expense	451,087		275,864
Expenses attributed to projects in progress	391,925		173,881
Fees paid	102,148		116,848
Audit expense	32,034		19,899
Others	1,084,116		128,229
Total operating expenses	$ 3,063,572	$	1,459,264

13. INCOME TAXES

Income taxes is incurred by applying the rate of 30% to the taxable base (tax profit). Income taxes are calculated considering certain effects of inflation as taxable or deductible, the effect of inflation on certain liabilities and monetary assets is accumulated or deducted through the annual adjustment for inflation. As of December 31, 2020 and 2019, the company accrued income taxes of $1,232,104 and $ 0, respectively.

The cost of the current tax and the deferred tax applied to results consists of:

As of December 31,	2020	2019
Income tax incurred	$ 1,639,262	$ 240,870
Deferred Income tax - cost	19,064	1,834
Cost of income taxes - Net	$ 1,658,326	$ 242,705

The cost of income tax for years 2020 and 2019 includes the deferred income tax effect, as mentioned before.

As of December 31, 2020 and 2019, temporary differences the company recognized to determine the deferred income tax asset, consist of the following as well as the effect in results:

As of December 31,	2020	2019
Furniture and equipment	$ 108,168	$ 9,228
Expected Credit Losses allowance	244,135	-
Customers' contracts liability	1,311	-
Advances to vendors	(133,851)	-
Advanced payments	(282,735)	-
Outstanding year-end liabilities to vendors	8,654	-
Temporary differences	$ (54,318)	$ 9,228
Tax rate	30%	30%
Deferred income tax (liability) asset	(16,295)	2,768
Deferred IT asset at the beginning of the year	2,768	4,603
Effect on results for deferred income taxes	$ (19,064)	$ (1,834)

The table below shows the reconciliation between the effective income tax rate and the income tax incurred rate:

As of December 31,	2020	2019
Income before income tax	$ 4,011,294	$ 1,274,416
Income tax rate incurred	30%	30%
Income tax at the legal rate	$ 1,203,388	$ 382,325
Plus (less) effect on income tax of the following permanent items:		
Non-deductible expenses	11,718.58	23,312.27
Deductible annual inflation adjustment	(31,371.56)	(14,911.67)
Other non-cumulative income	-	(3,102.71)
Associates' equity method	49,962.79	(24,563.54)
Other permanent items	298,039.81	(90,362.19)
	$ 1,531,738	$ 272,697
Effective Tax Rate	38%	21%

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

As of December 31, 2020, the subsidiaries of the company has the following commitments and contingent liabilities:

a) ARME has a true lease on property for its corporate offices, which could be renewed in new and successive contracts. The lease expense in 2020 was $111,388.

The minimum future rent payments under existing leases with terms up to 1 year as of December 31, 2020 amount to $114,896.

b) NTECH has a true lease on property for its corporate offices, which could be renewed in new and successive contracts. The lease expense was $ 29,395.

Lessor Maresco, S.A. de C.V. has not changed the amount of the leasing terms since the original lease was signed; however, it is expected that, in the next annual lease renewal, the stipulated terms and conditions will be modified.

c) For the payment of salaries to personnel who perform operational and administrative functions, NTECH uses a personnel subcontracting service to make its tax burden more efficient. Even though, in the opinion of NTECH's service provider and advisors, there are no tax risks on such expenditures, however, from the authorities' perspective, the tax deductibility of this figure could be challenged.

Litigation and Claims

d) In accordance with current Mexican tax legislation, the authorities may exercise their oversight power in the normal course of operations of the company and its subsidiaries. Mexican authorities have the power to review up to five fiscal years prior to the last income tax return filed by the company and its subsidiaries.

e) According to Mexican Income Tax Law, entities incurring transactions with related parties, whether residents of Mexico or abroad, are subject to fiscal limitations and obligations in regard to the determination of the agreed prices, since they must be comparable with those that would be used with or among independent parties in similar transactions.

In the event the Mexican tax authorities reviewed the prices and rejected the amounts determined, in addition to the tax and corresponding accessories (updating and surcharges), penalties on the omitted contributions would be imposed which could represent up to 100% of the total amount of the updated contributions.

f) Due to the Mexican Federal Labor Law Reform that became effective on December 1, 2012, new guidelines are established that regulate the personnel subcontracting and outsourcing and lay down new labor obligations for companies; these guidelines, in case of non-compliance, can affect those companies or contractors not directly hiring the employees, and for carrying-out their activities, hire the personnel through a third party, being able to originate contingent obligations, within which the employees profit-sharing is included. The amount of the aforementioned, if applicable, is uncertain and the company's legal advisors consider it unlikely that materialization of the mentioned contingency, thus, no provision has been recorded.

g) The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

h) From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

15. FINANCIAL RISK MANAGEMENT

The company's main financial liabilities comprise of payables to vendors, sundry creditors and other accounts payable. The main purpose of these financial liabilities is to finance the company's subsidiary operations and to provide guarantees to support its operations. The company's main financial assets include the trade receivables shown in Note to the accompanying consolidated financial statements, and other receivables, as well as cash and short-term deposits that derive directly from its operations.

The company is exposed to the following risks:

a) Market Risk

– Interest rate risk – This risk results from fluctuations in market interest rates, affecting the value of the company's current lease obligations.

– Foreign currency risk – This risk results from volatility in the foreign currency market, affecting the value of the foreign-currency denominated in cash, accounts receivable, transactions with subsidiaries and related suppliers and other accounts payable, among others.

The accompanying consolidated financial statements, as of December 31, 2020 and 2019 the company has main operations that are in Mexican pesos and translated into US dollars for financial reporting purposes. This may have important effects depending on the currency translation fluctuations; such result of a net gain or (loss) on the conversion of unhedged pesos monetary assets and liabilities into a financial instrument.

b) Credit Risk

Credit risk is the risk that the counterparty (customer, supplier, related party, or financial company) will default on its payment of obligations with the company.

The company periodically assesses the financial conditions of its customers and does not believe that there is a significant risk of loss due to a concentration of credit in its customer portfolio. It is also considered that the expected credit loss reserve adequately covers it potential credit risk, wich represents a calculaton of the expected credit losses on its accounts receivable. As of December 31, 2020 and 2019, the past due receivables greater than 61 days amounted to $93,348 and $220,132 respectively, which was covered by the expected credit losses reserve as of December 31, 2020 and 2019, respectively.

c) Liquidity Risk

Liquidity risk, due to adverse situations in debt and equity markets that hinder or impede the company to have the financial resources it needs for its business activities. The company monitors its liquidity risk.

The company has established appropriate policies to mitigate liquidity risk, enforcing (i) the monitoring of availability of working capital (ii) reviewing its actual and projected cash flows, and (iii) reconciling the maturity profiles of their financial assets and liabilities. This allows the company's management to operating short and long-term financing requirements and maintaining appropriate cash reserves.

Concentration of risk

Concentrations arise when a number of counterparts are engaged in similar business activities, or activities in the same geographical region or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political, or other conditions.

Concentrations indicate a relative sensitivity of the company's performance to developments affecting a particular industry.

To avoid excessive concentrations of risk, the company's policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the company to manage risk concentrations at both the customer and industry levels.

The credit risk in accounts receivable is mitigated by the fact that the company has a broad customer base that is geographically diverse. The company continuously monitors its customer trade accounts and it requires no collateral to guarantee collection of its receivables. However, in the event that the company's collection cycles deteriorate significantly, its financial performance could be adversely affected.

16. SUBSEQUENT EVENTS

On March 19, 2021, the company made the acquisition of CKC Consultores, S.A., de C.V. to improve the strategic initiatives offered to its customers, in a simple and efficient way, generating added-value to organizations through business opportunities and reduction of identified risks. The payment made for this acquisition was $ 48,349.

Even as the COVID-19 pandemic continues to develop, infections have decreased, a situation that has allowed operations to resume in various economic sectors almost normally and, consequently, Mexico's economic activity has restarted. For the same reason, the level of revenue generated as of the date of this report by the company's subsidiaries, which are in line with the budget, and they do not foresee problems in continuity of operations.